Filed by Air France

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: KLM Royal Dutch Airlines

Commission File Number: 001-04059

Date: May 4, 2004

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. In connection with the exchange offer, Air France has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which includes a prospectus relating to the offer, and a tender offer statement on Schedule TO, and KLM has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9. KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that have been filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the Schedule 14D-9 that has been filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. U.S. shareholders may obtain these documents free of charge by contacting our information agent, Georgeson Shareholder Communications Inc., at 1-212-440-9800 or toll free at 1-866-297-1410.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including Air France’s registration statement on Form F-4 and KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY AIR FRANCE AND KLM ROYAL DUTCH AIRLINES ON MAY 4, 2004.

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Successful Exchange Offer

for KLM common shares by Air France

89.22% of KLM common shares tendered to Air France

Paris, France and Amstelveen, The Netherlands, May 4, 2004

Further to their earlier press release of 2 April 2004, société Air France S.A. ("Air France") and Koninklijke Luchtvaart Maatschappij N.V. ("KLM") announce that KLM shareholders have tendered 89.22% of all outstanding common shares in the share capital of KLM (the "KLM Common Shares") in the exchange offer of Air France for all KLM Common Shares (the "Offer"). Today, Air France declares the Offer unconditional.

By the time the acceptance period closed at 11:00 pm Amsterdam time and 5:00 pm New York time on May 3, 2004, KLM shareholders had tendered 41,762,597 KLM Common Shares, including 7,708,460 New York Registry Shares (including 187,196 New York Registry Shares tendered pursuant to notice of guaranteed delivery). Delivery of Air France shares and Air France warrants in exchange for the tendered and delivered KLM Common Shares will be made promptly through ABN AMRO, the Dutch exchange agent, and Citibank N.A., the US exchange agent as described in the offering documentation.

Air France Chief Executive Officer Jean-Cyril Spinetta and Leo van Wijk, President and Chief Executive Officer of KLM, thank all shareholders who support the companies’ plans to create the leading European airline. The two airlines are now ready to start their cooperation, to implement the previously announced synergies and expand their businesses together.

In exchange for the tendered KLM Common Shares, Air France will issue 45,938,857 new shares and 41,762,597 warrants, including 8,479,306 American Depositary Shares (ADS) and 7,708,460 American Depositary Warrants (ADW). The warrants and the ADWs have a maturity of three and a half years from May 6, 2004 and can be exercised starting November 6, 2005. The new shares and the warrants will be listed on Euronext Paris, Euronext Amsterdam and the New York Stock Exchange (in the form of ADSs and ADWs) from May 5, 2004.

As described in the offering documentation, Air France and KLM announce a subsequent acceptance period which begins today (May 4) at 9.00 am (Amsterdam time) and expires 3:00 pm (Amsterdam time) and 9:00 am (New York time) on Friday, May 21, 2004. During this subsequent acceptance period, Air France will promptly accept for exchange any tendered and delivered KLM Common Shares at the same exchange ratio as in the Offer. KLM Common Shares that are tendered during the subsequent acceptance period may not be withdrawn.

On the basis of the issuance of new shares on May 4, Air France is now privatized. Air France’s capital comprises 265,719,744 shares, which break down as follows: French State: 44.7%, Air France employees 10.5%, public float 44.8% of which 17.3% by former KLM shareholders.

The definitive figure for the total number of shares making up the capital of Air France and their distribution will be published following expiry of the subsequent acceptance period.

This press release is an announcement as meant in Article 9t paragraph 4 of the Decree on the Supervision of Securities Trade 1995.

KLM Corporate Communications	Air France Financial Division
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 88 60 – Fax: +33 (0)1 41 56 68 49
Internet: www.klm.com	Internet: www.airfrance-finance.com

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Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. In connection with the exchange offer, Air France has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form F-4 which includes a prospectus relating to the offer, and a tender offer statement on Schedule TO, and KLM has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9. KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that have been filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the Schedule 14D-9 that has been filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. U.S. shareholders may obtain these documents free of charge by contacting our information agent, Georgeson Shareholder Communications Inc., at 1-212-440-9800 or toll free at 1-866-297-1410.YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

KLM Corporate Communications	Air France Financial Division
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 88 60 – Fax: +33 (0)1 41 56 68 49
Internet: www.klm.com	Internet: www.airfrance-finance.com

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